GRB FINANCIAL LLC

Financial Advisors

1415 W. Randol Mill Road
Post Office Box 120427
Arlington, TX 76012

GRB Financial LLC

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

GRB Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C. F. R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies.
In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3 (k) (2) (i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k) (2) (i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2016 without exception.

GRB Financial LLC

I, Chad McMillan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Title: FINOP / Principal
Date: 2/17/2017